Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited financial statements for the three and nine months ended September 30, 2011 of Pengrowth Energy Corporation and the audited consolidated financial statements and MD&A of Pengrowth Energy Corporation for the year ended December 31, 2010. The MD&A is based on information available to November 3, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, “Gj” refers to gigajoule, “MMbtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth’s 2011 development program, royalty expenses, 2011 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	3

differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three and nine months ended September 30, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). For additional information regarding the changes see section “International Financial Reporting Standards (IFRS)” in this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

4	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Impairment testing

The impairment testing of property, plant and equipment when required is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s Cash Generating Units (“CGUs”). CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

ARO

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record additional impairment expense.

ADDITIONAL GAAP MEASURES

Pengrowth uses certain additional GAAP measures that are not defined terms under IFRS to assess performance. Management believes these measures provide useful supplemental information to investors. The following are the measures Pengrowth uses in assessing performance.

Funds Flow from Operations

Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS, herein after referred to as GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and current portion of Long Term Debt as shown on the Balance Sheet, and Total Capitalization is the sum of Total Debt and Shareholder’s Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	5

Adjusted Net Income

Management believes that in addition to net income, Adjusted Net Income is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of certain mark-to-market non-cash items that may significantly impact net income period to period based on movements in future commodity prices and foreign exchange rates.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation’s AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s third quarter results for 2011 are contained within this MD&A.

2011 GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 Guidance and actual results for the first nine months of 2011.

	Actual				Guidance
	Q1	Q2	Q3	YTD	Full Year 2011
Production (boe/d)	73,634	70,958	74,568	73,057	72,000 - 74,000
Royalty Expense (% of Sales) (1)	17.9	20.1	20.8	19.6	20.0
Operating Expense ($/boe)	14.31	14.73	14.96	14.67	14.45
G&A Expense (cash & non-cash) ($/boe)	3.14	2.99	2.46	2.86	3.00
Net capital expenditures ($ millions) (2)	140.7	162.5	163.8	467.0	610.0

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(2)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

Annual production guidance is being held constant and is expected to average between 72,000 and 74,000 boe per day. Exit production for 2011 is also unchanged and is expected to range between 75,500 and 76,500 boe per day.

Pengrowth’s 2011 operating expense forecast has been increased and is expected to be in the range of $380 and $390 million, primarily to reflect the impact of continued high power prices. The revised operating expense on a boe basis will increase to $14.45 per boe, based on the midpoint of production and operating expense guidance.

General and administrative (“G&A”) expense guidance is being held constant at $3.00 per boe.

Pengrowth has increased the 2011 capital expenditure guidance to $610 million as a result of incremental Crown land purchases, initiation of the Virginia Hills drilling program and increasing drilling and completion (acid) costs.

6	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

FINANCIAL HIGHLIGHTS

	Three months ended			Nine months ended
(monetary amounts in thousands, except per boe amounts or as otherwise stated)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Production (boe/d)	74,568	70,958	72,704	73,057	74,605
Net capital expenditures (1)	$163,730	$162,549	$87,677	$466,965	$202,968
Funds flow from operations (2)	$150,354	$151,720	$149,298	$448,899	$486,305
Operating netback ($/boe) (2) (3)	$27.15	$28.97	$26.64	$27.89	$27.56
Adjusted Net Income (4)	$22,906	$29,980	$45,229	$88,715	$168,140
Net (loss) income	$(462)	$88,536	$144,579	$93,501	$301,793
Included in net (loss) income:
Realized gain (loss) on commodity risk management (5)	$14,178	$(3,206)	$25,689	$14,094	$55,963
Unrealized gain (loss) on commodity risk management (5)	$58,109	$73,070	$(898)	$62,924	$59,478
Unrealized foreign exchange (loss) gain (5)	$(76,423)	$4,634	$30,579	$(48,288)	$20,176
Non-cash gain on equity investment	$–	$–	$73,756	$–	$73,756
Deferred tax (expense) reduction	$(16,067)	$(31,180)	$5,130	$(36,054)	$(5,456)

(1)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Includes the impact of realized commodity risk management contracts.

(4)	See definition under section “Non-GAAP Financial Measures”.

(5)	Pre-tax amount.

Funds Flow from Operations

The following table provides a reconciliation of the change in Funds Flow from Operations between the same period in 2010 and 2011.

($ thousands)	Q3	% Change	YTD	% Change
2010 Funds Flow from Operations (1)	149,298		486,305
Volume variance	8,555	6	(25,560)	(5)
Price variance	47,189	32	104,800	22
Processing income variance	(683)	–	(2,976)	(1)
Lower realized gains on risk management contracts	(11,511)	(8)	(41,869)	(9)
Royalty expense	(17,814)	(12)	(13,820)	(3)
Drilling Credits (2)	–	–	(16,727)	(3)
Other	2,778	2	6,520	1
Expenses:
Operating	(17,756)	(12)	(29,578)	(6)
Transportation	(2,423)	(2)	(1,510)	–
Cash G&A	(3,776)	(3)	(13,740)	(3)
Interest & Financing	(2,248)	(2)	(3,937)	(1)
Realized foreign exchange	(1,255)	(1)	991	0
2011 Funds Flow from Operations (1)	150,354	1	448,899	(8)

(1)	Prior period restated to conform to presentation in the current period.

(2)

In the second quarter 2010, a $16.7 million gain was recorded related to purchased drilling credits and a property disposition where the proceeds received consisted of drilling credits in excess of the value of the assets sold.

Funds Flow from Operations decreased eight percent for the first nine months of 2011 compared to the same period in 2010. Funds Flow from Operations decreased due to a combination of lower production volumes, higher operating expenses and the absence of gains from purchasing third party drilling credits. In addition, realized gas hedging gains decreased in 2011 due to lower fixed prices and lower volumes on risk management contracts. Partially offsetting the decreases were higher sales revenue due to increased liquids commodity prices, however the increased pricing resulted in realized oil hedging losses on risk management contracts and

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	7

higher royalties. On a quarterly basis Funds Flow from Operations increased by only one percent as higher sales revenue from increased liquid commodity prices were offset by lower risk management gains, higher royalties and higher operating costs.

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices. The reader should also refer to page 13 of the MD&A which summarizes commodity risk management contracts outstanding at September 30, 2011.

Estimated Commodity Price Environment (1)		Assumption	Change	Estimated Impact on 12 month Cash Flow (2)(3) ($ millions)
West Texas Intermediate Oil Price	US$/bbl	89.00	$1.00	11.3
Heavy Oil	US$/bbl	89.00	$1.00	1.8
Light Oil	US$/bbl	89.00	$1.00	6.8
NGL	US$/bbl	89.00	$1.00	2.7
AECO Natural Gas Price
Natural Gas	Cdn$/Mcf	3.90	$0.10	5.7

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at October 18, 2011 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels as at September 30, 2011.

Net Income or Loss

For the third quarter of 2011, a net loss of $0.5 million was recorded, compared to a net income of $88.5 million in the second quarter of 2011, representing a decrease of $89.0 million. The decrease is primarily due to changes in certain non-cash items as detailed in the Adjusted Net Income reconciliation table.

For the third quarter and first nine months of 2011 net income decreased $145.0 million and $208.3 million, respectively. The decrease is primarily due to changes in certain non-cash items as detailed in the Adjusted Net Income reconciliation table. In addition, higher operating costs and higher royalties in 2011 have decreased net income; partially offset by higher oil and gas sales due to higher commodity prices.

Adjusted Net Income

The following table provides a reconciliation of net income to Adjusted Net Income:

	Three months ended			Nine months ended
(monetary amounts in thousands)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Net (loss) income	$(462)	$88,536	$144,579	$93,501	$301,793
Addback (deduct) certain non-cash items included in net (loss) income :
Unrealized (gain) loss on commodity risk management	(58,109)	(73,070)	898	(62,924)	(59,478)
Unrealized foreign exchange loss (gain)	76,423	(4,634)	(30,579)	48,288	(20,176)
Non-cash (gain) on equity investment	-	-	(73,756)	-	(73,756)
Tax effect on non-cash items above	5,054	19,148	4,087	9,850	19,757
Adjusted net income	$22,906	$29,980	$45,229	$88,715	$168,140

Adjusted Net Income of $22.9 million in the third quarter of 2011 was lower compared to the Adjusted Net Income of $30.0 million in the second quarter of 2011 primarily due to higher depletion, depreciation and amortization in the current year.

In the third quarter of 2011, Pengrowth’s Adjusted Net Income, after adjusting for the after tax effect of certain mark-to-market non-cash items, was $22.9 million as compared to $45.2 million in the third quarter of 2010. The decrease is primarily due to the non-cash tax effect of changing to a corporate structure. Adjusted Net Income for the first nine months of 2011 was $79.4 million lower than the same period in 2010 due to a $37.4 million decrease in Funds Flow from Operations and the non-cash tax effect of changing to a corporate structure.

8	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

During the first nine months of 2011, Pengrowth spent $467.0 million on total net capital expenditures excluding property acquisitions and dispositions. Approximately 87 percent of total net capital expenditures was spent on drilling, completions and facilities. Included in total net capital expenditures are land and seismic acquisition costs of $13.7 million and maintenance capital of $39.5 million.

Pengrowth has increased the 2011 capital expenditure guidance from $550 to $610 million. The $60 million in additional capital is a result of incremental Crown land purchases, initiation of the Virginia Hills drilling program and increasing drilling and completion (acid) costs.

	Three months ended			Nine months ended
($ millions)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Drilling, completions and facilities	152.4	134.4	79.3	405.3	181.0
Land & Seismic acquisitions (1)	(0.4)	12.7	1.3	13.7	6.4
Maintenance capital	10.1	12.1	12.5	39.5	33.5
Development capital	162.1	159.2	93.1	458.5	220.9
Other capital	3.3	3.3	0.9	10.1	2.5
Drilling Royalty Credits	(1.6)	–	(6.3)	(1.6)	(20.4)
Total net capital expenditures (2)	163.8	162.5	87.7	467.0	203.0
Property acquisitions	5.5	1.7	17.3	8.6	20.0
Proceeds on property dispositions	(1.7)	(5.6)	(0.3)	(7.4)	(48.3)
Net capital expenditures and acquisitions	167.6	158.6	104.7	468.2	174.7

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Total net capital expenditures includes capitalized stock based compensation.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 86 wells (49.6 net wells) during the third quarter of 2011.

	Q3 2011		Q2 2011		Q1 2011		YTD 2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Focus Areas
Swan Hills	17	11.1	23	17.9	14	8.6	54	37.6
Groundbirch	1	1.0	–	–	3	3.0	4	4.0
Lindbergh	1	1.0	2	2.0	2	2.0	5	5.0
Bodo Polymer Project	30	30.0	5	5.0	–	–	35	35.0
Olds/Garrington	2	1.5	–	–	5	2.9	7	4.4
Other Areas	35	5.0	22	3.0	21	3.0	78	11.0
Total wells drilled	86	49.6	52	27.9	45	19.5	183	97.0

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	9

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

($ millions)	Q3 2011	Q2 2011	Q1 2011	YTD 2011
Focus Areas (1)
Swan Hills	81.8	93.3	42.2	217.3
Groundbirch	18.5	9.0	42.1	69.6
Lindbergh	13.6	10.2	3.5	27.3
Bodo Polymer Project	19.6	4.6	–	24.2
Olds/Garrington	11.0	10.3	20.0	41.3
	144.5	127.4	107.8	379.7
Other Areas	7.9	7.0	10.7	25.6
Drilling, completions & facilities	152.4	134.4	118.5	405.3
Maintenance	10.1	12.1	17.3	39.5
Land & Seismic Acquisitions	(0.4)	12.7	1.4	13.7
Other	3.3	3.3	3.5	10.1
Drilling Royalty Credits	(1.6)	–	–	(1.6)
Total net capital expenditures (2)	163.8	162.5	140.7	467.0

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

(2)	Total net capital expenditures includes capitalized stock based compensation.

Focus Areas

Swan Hills Trend

The Swan Hills Trend is the most significant conventional oil resource area for Pengrowth. Pengrowth is a legacy landholder with an estimated 2.3 billion barrels of 42° API original oil in place (internal management estimate) across Pengrowth’s land base. This extensive carbonate oil reservoir is providing Pengrowth with many significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, Deer Mountain and Virginia Hills. Success in 2010 across the Swan Hills Trend is the driver for increased activity in 2011.

During the third quarter 11 gross operated wells were drilled. A shortage of acid for fracture stimulations has caused delays to completion activities and increased completion costs. Four of the wells have been completed and tested with average five day initial production (“IP”) rates of over 450 boe per day. Of the four completed and tested wells, one was tied-in with the remaining three to be tied-in during the fourth quarter. The remaining seven wells drilled in the third quarter are expected to be completed, tested and tied-in during the fourth quarter.

At quarter end, Pengrowth had three rigs drilling in the Swan Hills area and anticipates that a multi-rig drilling program will continue in the fourth quarter.

Groundbirch

During the third quarter of 2011 one Montney horizontal well was drilled, completed and tied-in. Two additional Montney wells drilled in the first quarter were completed and tied-in during the third quarter of 2011. Late in the third quarter these three wells added approximately 2,500 boe per day of production.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Surface engineering and procurement continued for the SAGD pilot through the third quarter. Two SAGD well-pairs (two producers and two injectors) were spud in the third quarter. First steam is anticipated in January 2012. Preparation of the Commercial Project EPEA application submission is ongoing and submission is anticipated late in the fourth quarter or early in the first quarter of 2012.

10	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

Olds/Garrington

In the third quarter of 2011, Pengrowth’s second multi-stage fractured Elkton liquids rich gas well was brought on production. The five day IP rate was approximately 300 boe per day. The positive results with the Elkton liquids rich wells, approximately 50 bbls per MMcf, have provided additional well locations. A new play concept was tested in the third quarter with the drilling and completion of one Mannville well. The well had a five day IP rate of 1,200 boe per day and will be tied-in early in the fourth quarter.

East Bodo and Cosine

An emerging focus area for Pengrowth includes the East Bodo and Cosine heavy oil properties which straddle the Alberta-Saskatchewan border and produce mainly from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding and enhanced oil production through the injection of polymer into the producing formation.

Polymer injection was started in the first quarter of 2011 on a 10 well pilot operation in the Lloydminster formation at East Bodo. East Bodo has been under waterflood for over one year, and has confirmed the multiwell potential of the area. The 35 well drilling program in 2011 continued with the remaining 30 wells being drilled in the third quarter. Completion and tie-in operations were also undertaken in the third quarter, with a total of 10 wells being put on production. All wells are expected to be tied-in during the fourth quarter and will be producing under waterflood. Expanded polymer facilities will be installed in the first quarter of 2012 with injection anticipated to commence by the end of the first quarter of 2012.

PRODUCTION

	Three months ended						Nine months ended
Daily production	Sept 30, 2011	% of total	June 30, 2011	% of total	Sept 30, 2010	% of total	Sept 30, 2011	% of total	Sept 30, 2010	% of total
Light crude oil (bbls)	21,163	28	20,641	29	20,967	29	20,957	29	21,736	29
Heavy oil (bbls)	6,387	9	6,225	9	6,585	9	6,416	9	6,828	9
Natural gas (Mcf)	219,552	49	213,342	50	217,712	50	217,800	49	219,725	49
Natural gas liquids (bbls)	10,426	14	8,535	12	8,867	12	9,383	13	9,420	13
Total boe per day	74,568		70,958		72,704		73,057		74,605

The increase in the third quarter 2011 average daily production compared to the second quarter of 2011 is mainly attributable to production growth in the Swan Hills area, recovery of production after the second quarter forest fires and flooding, and the resumption of operations after major maintenance activities at Carson Creek, Quirk Creek and Sable Offshore Energy Project (“SOEP”).

Light Crude Oil

Third quarter 2011 light crude oil production increased approximately three percent from the second quarter of 2011. This increase is mainly attributable to higher volumes at Judy Creek and Carson Creek due to new wells on production and in Northern Alberta which recovered after last quarter’s wildfires. Partially offsetting these gains were lower volumes due to planned maintenance shutdown activities at the non-operated House Mountain Unit.

Light oil production increased one percent in the third quarter of 2011 compared to the same quarter last year due to production from new wells in the Swan Hills area mostly offset by reduced volumes from the Judy Creek miscible flood. For the first nine months of 2011, oil volumes are down four percent compared to the same period in 2010 due to wildfires and flooding, reduced Judy Creek miscible flood volumes and planned maintenance activities, partially offset by increased volumes in the Swan Hills area due to new production being tied-in.

Heavy Oil

Heavy oil production increased three percent in the third quarter of 2011 compared to the second quarter of 2011 as drier weather improved lease access and well servicing.

Production volumes for the third quarter and first nine months of 2011 were down three and six percent, respectively, compared to the same periods in 2010 as a result of the previously mentioned access issues and normal production declines partially offset by volumes from new wells drilled.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	11

Natural Gas

Third quarter natural gas production increased three percent compared to the second quarter of 2011 due to the resumption of operations after last quarter’s planned maintenance shutdowns at Quirk Creek, Carson Creek and SOEP.

Gas production increased one percent in the third quarter and decreased one percent in the first nine months of 2011 compared to the same periods last year as increased gas production from Groundbirch, the Garrington Elkton development program and other assets acquired with Monterey were offset by planned maintenance shutdowns and normal production declines.

NGLs

NGL production increased 22 percent in the third quarter of 2011 compared to the second quarter of 2011 due to new wells in the Carson Creek area and the resumption of operations after planned maintenance shutdowns at both Carson and SOEP in the second quarter. A condensate shipment at SOEP in the third quarter of 2011 also contributed to higher NGL volumes.

Volumes increased 18 percent in the third quarter of 2011 versus the same period last year and remained unchanged for the first nine months of 2011 compared to 2010. The previously mentioned increases at Carson Creek were the primary reason for the volume increase in the third quarter of 2011 compared to the same quarter last year. Offsetting this increase in the first nine months of 2011 compared to the first nine months of 2010 was one less condensate shipment at SOEP in 2011, an increase in planned maintenance shutdowns and normal declines.

COMMODITY PRICE

Average Realized Prices

	Three months ended			Nine months ended
(Cdn$ unless otherwise indicated)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Light crude oil (per bbl) (1)	89.61	99.19	73.30	91.58	75.26
after realized commodity risk management (1)	91.95	92.82	75.05	89.34	76.26
Heavy oil (per bbl)	62.36	74.74	57.80	65.56	60.15
Natural gas (per Mcf)	3.57	3.73	3.56	3.74	4.22
after realized commodity risk management	4.05	4.18	4.67	4.19	5.05
Natural gas liquids (per bbl)	66.58	68.95	53.55	68.85	57.08
Total per boe (1)	50.61	54.91	43.56	52.02	47.05
after realized commodity risk management (1)	52.68	54.41	47.39	52.73	49.80
Other production income	0.72	0.63	0.40	0.56	0.27
Total oil and gas sales per boe (1)	53.40	55.04	47.79	53.29	50.07
Average Benchmark prices
WTI oil (U.S.$ per bbl)	89.54	102.34	76.21	95.47	77.69
AECO spot gas (Cdn$ per MMbtu)	3.66	3.89	3.54	3.77	4.11
NYMEX gas (U.S.$ per MMbtu)	4.05	4.38	4.23	4.21	4.52
Currency (U.S.$/Cdn$)	1.02	1.03	0.96	1.02	0.97

(1)	Prior periods restated to conform to presentation in the current period.

Third quarter 2011 WTI benchmark crude oil prices decreased 13 percent from the second quarter, averaging U.S. $89.54 per bbl compared to an average price of U.S. $102.34 per bbl in the second quarter 2011. 2011 third quarter benchmark crude prices increased 17 percent from an average price of U.S. $76.21 per bbl in the third quarter 2010. Pengrowth’s average realized price for light crude oil, after risk management activities averaged U.S $91.95 per bbl in the third quarter compared to U.S. $92.82 per bbl in the second quarter and increased approximately 23 percent from the third quarter 2010 average price of U.S. $75.05 per bbl.

The U.S. based NYMEX natural gas benchmark averaged U.S. $4.05 per MMbtu in the third quarter 2011, an approximate eight percent decline from the second quarter 2011 average prices of U.S. $4.38 per MMbtu. Weaker demand for natural gas and continued oversupply issues contributed to the decline in prices quarter over quarter. Third quarter 2011 benchmark prices declined approximately four percent compared to an average third quarter 2010 price of U.S. $4.23 per MMbtu.

12	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

AECO spot prices continued to trade at a discount to the NYMEX benchmark, although the gap narrowed during the third quarter of 2011 when compared to the second quarter. AECO spot prices declined six percent to $3.66 per MMbtu from $3.89 per MMbtu in the second quarter 2011. Third quarter 2011 prices increased approximately three percent from the third quarter 2010 average price of $3.54 per MMbtu.

Pengrowth’s corporate realized natural gas price after risk management activities was $4.05 per Mcf in the third quarter 2011, a three percent decrease from the second quarter 2011 realized price of $4.18 per Mcf and a 13 percent decline from third quarter 2010 realized price of $4.67 per Mcf. The decline in average realized prices quarter over quarter is mainly attributable to the decline in the benchmark prices partially offset by risk management activities. On a year over year basis, realized prices were lower primarily due to a lower hedged gas price and lower hedged volumes in 2011.

Pengrowth’s total average realized price, after risk management activities was $52.68 per boe in the third quarter 2011, a three percent decrease from the second quarter 2011 and an 11 percent increase over the third quarter of 2010. Lower third quarter benchmark prices for crude oil and natural gas contributed to lower average prices quarter over quarter, partially offset by gains in commodity risk management activities. The higher realized prices year over year resulted from higher benchmark prices for crude oil offset by lower natural gas prices and a stronger Canadian dollar.

The Canadian dollar was higher versus the U.S. dollar through much of the third quarter, averaging $1.02(U.S.$/Cdn$) compared to $1.03 (U.S.$/Cdn$) in the second quarter of 2011.

Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Realized
Light crude oil ($ millions)	4.6	(12.0)	3.4	(12.8)	6.0
Light crude oil ($ per bbl)	2.34	(6.37)	1.75	(2.24)	1.00
Natural gas ($ millions)	9.6	8.8	22.3	26.9	50.0
Natural gas ($ per Mcf)	0.48	0.45	1.11	0.45	0.83
Combined ($ millions)	14.2	(3.2)	25.7	14.1	56.0
Combined ($ per boe)	2.07	(0.50)	3.83	0.71	2.75
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	60.8	2.7	50.4	60.8	50.4
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	2.7	(70.3)	51.3	(2.1)	(9.0)
Unrealized gain (loss) on risk management contracts	58.1	73.1	(0.9)	62.9	59.4

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Benchmark oil prices fell below the average price achieved through our commodity risk management activities, resulting in a realized risk management gain of $4.6 million in the third quarter 2011, compared to a $12.0 million loss in the second quarter 2011. In the first nine months of 2011, benchmark crude oil prices were higher than in the same period last year and exceeded our average hedged oil price resulting in a $12.8 million realized risk management loss compared to a $6.0 million gain in 2010.

Realized gains from natural gas commodity risk management activities have decreased to $26.9 million for the first nine months of 2011 compared to $50.0 million for the same period last year as the 2011 natural gas hedged price and volumes were lower than in 2010. These factors also contributed to the lower natural gas realized risk management gain of $9.6 million in the third quarter 2011 compared to $22.3 million in the third quarter 2010.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end. The decrease in the forward price curve for crude oil at period end September 30, 2011 from June 30, 2011 was the primary reason for the $58.1 million unrealized commodity risk management gain in the third quarter of 2011.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	13

As of September 30, 2011, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl (2)
WTI (1)	16,000	Oct 1, 2011 - Dec 31, 2011	$90.98
WTI (1)	10,000	Jan 1, 2012 - Dec 31, 2012	$95.12
Natural Gas:
Reference Point	Volume (MMbtu/d)	Remaining Term	Price per MMbtu (2)
AECO	14,217	Oct 1, 2011 - Oct 31, 2011	$4.21
AECO	45,021	Oct 1, 2011 - Dec 31, 2011	$5.60
Chicago MI (1)	5,000	Oct 1, 2011 - Dec 31, 2011	$6.78
AECO	14,217	Jan 1, 2012 - Dec 31, 2012	$4.45

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MW (2)
AESO	25	Oct 1, 2011 - Dec 31, 2011	$46.34

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)	All prices are referenced in Canadian dollars.

Based on our 2011 production forecast the above contracts represent approximately 43 percent of estimated total liquids volumes at an average price of $90.97 per bbl and approximately 30 percent of estimated natural gas volumes at $5.21 per MMbtu. The power contracts represent approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $5.1 million pre-tax change in the value of the crude contracts, while each $0.25 per MMbtu change in future natural gas prices results in approximately $2.6 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the Statement of (Loss) Income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at September 30, 2011, future revenue and cash flow would be $60.8 million higher than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $60.8 million asset is composed of a net asset of $52.0 million relating to contracts expiring within one year and a net asset of $8.8 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the Balance Sheet at their fair value and recognizes changes in fair value on the Statement of (Loss) Income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the Statement of (Loss) Income and impacts cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

14	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

	Three months ended						Nine months ended
($ millions except percentages) Sales Revenue	Sept 30, 2011	% of total	June 30, 2011	% of total	Sept 30, 2010	% of total	Sept 30, 2011	% of total	Sept 30, 2010	% of total
Light crude oil (1)	179.0	49	174.3	49	144.8	45	511.1	48	452.5	44
Natural gas	81.8	22	81.1	23	93.5	29	249.3	23	302.8	30
Natural gas liquids	63.9	18	53.6	15	43.7	14	176.4	17	146.8	14
Heavy oil	36.6	10	42.3	12	35.0	11	114.8	11	112.1	11
Brokered sales/sulphur	5.0	1	4.1	1	2.7	1	11.3	1	5.5	1
Total oil and gas sales (1)	366.3		355.4		319.7		1,062.9		1,019.7

(1)	Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the third quarter of 2011 compared to the third quarter of 2010. The increased commodity prices realized for liquids after commodity risk management activities during the third quarter of 2011 are the primary reason for higher oil and gas sales.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (2)	Total (1)
Quarter ended September 30, 2010	144.8	93.5	43.7	35.0	2.7	319.7
Effect of change in product prices	31.8	0.3	12.5	2.7	–	47.3
Effect of change in realized commodity risk management activities	1.2	(12.7)	–	–	–	(11.5)
Effect of change in sales volumes	1.3	0.6	7.7	(1.0)	–	8.6
Other	(0.1)	0.1	–	(0.1)	2.3	2.2
Quarter ended September 30, 2011	179.0	81.8	63.9	36.6	5.0	366.3

(1)	Prior period restated to conform to presentation in the current period.
(2)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first nine months of 2011 compared to the same period of 2010. The increased commodity prices realized for liquids during the first nine months of 2011 have more than offset the impact of lower production volumes and reduced gains from commodity risk management activities.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (2)	Total (1)
Nine month period ended September 30, 2010	452.5	302.8	146.9	112.1	5.5	1,019.8
Effect of change in product prices	93.4	(28.2)	30.2	9.5	–	104.9
Effect of change in realized commodity risk management activities	(18.8)	(23.1)	–	–	–	(41.9)
Effect of change in sales volumes	(16.0)	(2.2)	(0.6)	(6.8)	–	(25.6)
Other	–	–	(0.1)	–	5.8	5.7
Nine month period ended September 30, 2011	511.1	249.3	176.4	114.8	11.3	1,062.9

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	15

ROYALTY EXPENSE

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Royalty expense	73.1	72.2	55.3	205.7	191.8
$ per boe	10.65	11.18	8.26	10.31	9.42
Royalties as a percent of sales (1)	20.0%	20.3%	17.3%	19.3%	18.8%
Royalties as a percent of sales excluding realized risk management contracts (1)	20.8%	20.1%	18.8%	19.6%	19.9%

(1)	Prior period restated to conform to presentation in the current period.

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Third quarter royalty rates remained steady compared to the second quarter of 2011. Changes to the Alberta royalty regime in 2009, which reduced the rate for new wells drilled, are the primary factor for the lower royalty rate in the third quarter of 2010 compared to the third quarter of 2011.

Royalty expense for 2011 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Operating expenses	102.6	95.1	84.9	292.5	263.0
$ per boe	14.96	14.73	12.69	14.67	12.91

Operating expenses in the third quarter of 2011 increased eight percent from the second quarter of 2011 and were two percent higher on a per boe basis. The third quarter was impacted by higher power costs (approximately $7.5 million), repair work due to a pipeline rupture in Judy Creek (approximately $1.1 million) and increased road, lease and right-of-way maintenance from flooding and wet weather in the second quarter.

For the third quarter and first nine months of 2011 compared to the same periods of 2010 operating expenses increased 21 percent and 11 percent, respectively. Increased expenses in these two periods are primarily attributable to the following: significantly higher power prices, additional expenses related to the acquisition of Monterey in the third quarter of 2010, increased trucking due to pipeline restrictions, increased turnaround activity, and road maintenance attributable to extreme wet weather conditions.

Pengrowth’s 2011 operating expense forecast has been increased to be in the range of $380 and $390 million, primarily reflecting the impact of continued high power prices. The revised operating expense on a boe basis will increase from $13.90 to $14.45 per boe, based on the midpoint of production and operating expense guidance.

PROCESSING AND OTHER INCOME

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Processing & other income	3.7	5.1	4.4	11.8	14.8
$ per boe	0.54	0.79	0.65	0.59	0.73

Processing and other income is derived from the sale of third party casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Other income decreased in the third quarter of 2011 due to lower casinghead gas sales as more volumes were used as injectants at the Judy Creek miscible flood rather than sold when compared to the second quarter of 2011. In addition, the third quarter recorded lower gas processing income at Quirk Creek due to a planned maintenance

16	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

shutdown. For the first nine months of 2011, other income remained lower primarily due to reduced casinghead gas sales compared to the same period of 2010 as a result of the Swan Hills unscheduled pipeline outage in the first quarter of 2011.

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Net operating expenses	98.9	90.0	80.5	280.7	248.2
$ per boe	14.42	13.94	12.04	14.08	12.18

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

	Three months ended			Nine months ended
($ millions except per bbl and Mcf amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil transportation (1)	6.3	4.4	4.2	14.8	12.5
$ per bbl	3.25	2.32	2.17	2.58	2.11
Natural gas transportation	1.8	1.7	1.5	5.3	6.1
$ per Mcf	0.09	0.09	0.08	0.09	0.10

(1)	Prior period restated to conform to presentation in the current period.

Oil transportation increased approximately 43 percent in the third quarter of 2011 compared to the second quarter of 2011 primarily due to increased trucking of clean product in the Red Earth area as a result of the Rainbow Pipeline break and subsequent shutdown in Northern Alberta. The Rainbow Pipeline resumed shipping in early September.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the Statement of (Loss) Income and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth realized an average operating netback of $27.15 per boe in the third quarter of 2011 compared to $28.97 per boe in the second quarter of 2011 and $26.64 per boe for the third quarter of 2010. The decrease in the netback in the third quarter of 2011 compared to the second quarter of 2011 is primarily due to lower commodity prices after commodity risk management activities. Operating netback for the first nine months of 2011 is slightly higher than the same period of 2010 as a result of higher average commodity prices offset by higher operating and royalty expenses.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	17

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Nine months ended
Combined Netbacks ($ per boe)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales (1)	53.40	55.04	47.79	53.29	50.07
Processing and other income	0.54	0.79	0.65	0.59	0.73
Royalties	(10.65)	(11.18)	(8.26)	(10.31)	(9.42)
Operating expenses	(14.96)	(14.73)	(12.69)	(14.67)	(12.91)
Transportation costs (1)	(1.18)	(0.95)	(0.85)	(1.01)	(0.91)
Operating netback(1)	27.15	28.97	26.64	27.89	27.56

	Three months ended			Nine months ended
Light Crude Netbacks ($ per bbl)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	92.88	93.63	75.99	90.12	76.83
Processing and other income	0.28	0.66	0.34	0.42	0.43
Royalties	(20.46)	(21.83)	(15.04)	(20.03)	(17.32)
Operating expenses	(18.05)	(16.29)	(14.01)	(17.00)	(15.57)
Transportation costs (1)	(3.25)	(2.32)	(2.17)	(2.58)	(2.11)
Operating netback(1)	51.40	53.85	45.11	50.93	42.26

	Three months ended			Nine months ended
Heavy Oil Netbacks ($ per bbl)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	62.36	74.74	57.80	65.56	60.15
Processing and other income	0.13	0.13	1.20	0.15	0.04
Royalties(2)	(14.23)	(18.54)	(9.89)	(13.86)	(12.03)
Operating expenses	(15.67)	(15.83)	(17.22)	(14.78)	(15.65)
Operating netback	32.59	40.50	31.89	37.07	32.51

	Three months ended			Nine months ended
Natural Gas Netbacks ($ per Mcf)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	4.20	4.31	4.71	4.30	5.08
Processing and other income	0.15	0.19	0.15	0.15	0.20
Royalties	(0.31)	(0.35)	(0.45)	(0.35)	(0.46)
Operating expenses	(2.11)	(2.21)	(1.88)	(2.18)	(2.01)
Transportation costs	(0.09)	(0.09)	(0.08)	(0.09)	(0.10)
Operating netback	1.84	1.85	2.45	1.83	2.71

	Three months ended			Nine months ended
NGLs Netbacks ($ per bbl)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	66.58	68.95	53.55	68.85	57.08
Royalties	(19.42)	(17.95)	(13.77)	(17.83)	(15.10)
Operating expenses	(17.03)	(15.90)	(12.02)	(15.53)	(11.66)
Operating netback	30.13	35.10	27.76	35.49	30.32

(1)	Prior period restated to conform to presentation in the current period.

(2)	Heavy oil royalties impacted by unfavorable EOR adjustments at the Tangleflags property in second quarter 2011 .

18	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Cash G&A expense	14.5	15.8	10.7	48.0	34.3
$ per boe	2.11	2.45	1.60	2.41	1.68
Non-cash G&A expense	2.4	3.5	0.3	9.0	5.5
$ per boe	0.35	0.54	0.04	0.45	0.27
Total G&A	16.9	19.3	11.0	57.0	39.8
$ per boe	2.46	2.99	1.64	2.86	1.95

Third quarter cash G&A expenses are lower than the second quarter due to severance costs in the second quarter. Cash G&A for the third quarter and first nine months of 2011 include certain costs relating to information technology, office facilities and operations support previously charged to operating expenses in the prior year. The impact of this change for the third quarter and first nine months of 2011 is approximately $2.7 million and approximately $10.4 million, respectively. In addition, severance costs incurred in the second quarter of 2011 and the non-recurring costs from the first quarter of 2011 contribute to the higher G&A expenses in the first nine months of 2011 compared to the same period of 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) (see Note 11 to the financial statements). The compensation costs associated with these plans are expensed over the applicable vesting period. Non-cash stock based compensation was lower in the third quarter of 2011 compared to the second quarter of 2011 as a result of an adjustment to the anticipated 2008 Deferred Entitlement Share Units (“DESU”) performance multiplier. The increase in the third quarter and first nine months of 2011 compared to the same periods last year was primarily due to a higher value of the 2011 LTIP grants as compared to 2010 grants and a reduction to the 2007 DESU performance multiplier in the third quarter of 2010.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Depletion, depreciation and amortization	112.8	103.2	107.7	320.3	324.2
$ per boe	16.44	15.98	16.10	16.06	15.92
Accretion	3.9	3.8	4.8	11.6	13.7
$ per boe	0.57	0.59	0.72	0.58	0.67

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves and is based on the dollar value of the property, plant and equipment asset base. Depletion has increased in the third quarter as compared to the second quarter of 2011 and the third quarter of 2010 as a result of increased production volumes and capital spending increasing the size of the asset base. Depletion per boe increased in the third quarter of 2011 compared to the second quarter of 2011 as a result of the reserves used in the depletion calculation not reflecting reserve additions from new wells which are typically recognized in the fourth quarter. Depletion per boe increased in the third quarter and first nine months of 2011 compared to the same periods last year mainly as a result of capital spending increasing the asset base.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (ARO) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion has remained relatively stable compared to the second quarter of 2011. Accretion has decreased in the third quarter and first nine months of 2011 compared to the same periods last year due to a reduction in the underlying inflation rate which reduced the future expected ARO in the third quarter of 2010.

INTEREST AND FINANCING CHARGES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Interest and Financing charges	19.3	18.8	17.1	54.8	50.8

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	19

At September 30, 2011, Pengrowth had $1,247.4 million in long term debt; $31.0 million in short term debt and $2.9 million in bank indebtedness outstanding. The majority of long term debt consists of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 6.2 percent. The remaining long term debt is drawn from Pengrowth’s syndicated bank facility and subject to prevailing market rates. At September 30, 2011 Pengrowth’s floating rate cost of funds was 3.1 percent.

The increase in interest expense in the third quarter of 2011 is a combination of increased debt outstanding due to Pengrowth’s higher capital investment and borrowing costs in 2011. The fees charged under the syndicated credit facility increased upon renewal in the fourth quarter of 2010 when rates were reset to market. These additional fees are amortized over the life of the loan and contribute to the higher borrowing cost compared to 2010.

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a future tax expense of $16.1 million and $36.1 million for the three and nine month periods ending September 30, 2011, respectively. Comparatively, for the same periods ending September 30, 2010, a future tax reduction of $5.1 million and a future tax expense of $5.5 million were recorded, respectively. See Note 9 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt	(75.5)	4.6	32.1	(48.3)	19.7
Unrealized foreign exchange gain (loss) on translation of U.K. pound sterling denominated debt	(4.3)	0.4	(1.3)	(4.2)	4.1
	(79.8)	5.0	30.8	(52.5)	23.8
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	3.4	(0.4)	(0.2)	4.2	(3.6)
Total Unrealized foreign exchange gain (loss)	(76.4)	4.6	30.6	(48.3)	20.2
Realized foreign exchange (loss) gain	(0.8)	(0.2)	0.5	(1.0)	(2.0)

The total unrealized foreign exchange loss in the third quarter was $76.4 million compared to an unrealized foreign exchange gain of $4.6 million and $30.6 million in the second quarter of 2011 and third quarter of 2010, respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange loss this quarter compared to the second quarter was mainly the result of a decrease in the closing exchange rate of the Canadian dollar to U.S. dollar since June 30, 2011.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

As of September 30, 2011, the ARO discount rate was revised from three and one half percent to three percent to reflect changes to the underlying risk free long term debt yield. As a result, the ARO liability increased approximately $98.0 million as of September 30, 2011, with a corresponding increase in the book value of the related asset.

20	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

For the nine months ended September 30, 2011, Pengrowth’s ARO liability increased $95.7 million primarily due to the above noted $98.0 million revision. Pengrowth has estimated the net present value of its total ARO to be $542.7 million as at September 30, 2011 (December 31, 2010—$447 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 – $1.8 billion). These costs are expected to be incurred over 66 years with the majority of the costs incurred between 2041 and 2076. A risk free rate of three percent was used to calculate the net present value of the ARO and an inflation rate of one and one half percent.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through September 30, 2011, Pengrowth spent $17.3 million on abandonment and reclamation (September 30, 2010—$12.1 million). Pengrowth expects to spend approximately $2 million in the remainder of 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

WORKING CAPITAL

The working capital deficiency decreased at September 30, 2011 by $12.6 million to $96.7 million compared to December 31, 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Sept 30 2011	Dec 31 2010	Sept 30 2010(2)
($ thousands) Term credit facilities	$209,000	$39,000	$—
Senior unsecured notes(1)	1,038,377	985,367	1,019,485
Long term debt	1,247,377	1,024,367	1,019,485
Working capital deficiency	96,680	109,237	75,239
Total debt	$1,344,057	$1,133,604	$1,094,724

Twelve months trailing:	Sept 30 2011	Dec 31 2010	Sept 30 2010
Net (loss) income	$(58,456)	$149,836	$278,843
Add:
Interest and financing charges	74,401	70,464	69,086
Deferred tax expense (reduction)	201,919	171,321	(88,247)
Depletion, depreciation, amortization and accretion	444,106	450,125	565,614
Other non-cash expenses (income)	(2,008)	(149,049)	(114,990)
EBITDA	$659,962	$692,697	$710,306
Total debt to EBITDA	2.0	1.6	1.5
Total Capitalization(3)	$4,366,097	$4,206,712	$4,241,507
Total debt as a percentage of total capitalization	30.8%	26.9%	25.8%

(1)	Non-current portion of long term debt.

(2)	Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

(3)	Total capitalization includes total outstanding debt plus Shareholders’ Equity. (Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

The increase in long term debt since year-end 2010 of $223 million is due to an increase of $170 million in the revolving credit facility as a result of increased capital spending in 2011 and an increase of $52.5 million due to foreign currency translation losses of $48.3 million on the U.S. dollar denominated debt, and $4.2 million on the U.K. pound sterling denominated debt. The increase in debt resulted in a trailing 12 month Total Debt to EBITDA ratio at September 30, 2011 of 2.0x which, although higher than prior periods, is still within corporate targets.

Term Credit Facilities

At September 30, 2011, Pengrowth’s revolving credit facility was utilized by $209 million in borrowings ($Nil – September 30, 2010) and $25.6 million in outstanding letters of credit ($18 million—September 30, 2010). The credit facility includes a committed value of $1 billion and a $250 million expansion feature providing Pengrowth with up to $1.3 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on October 29, 2013 and can be extended at Pengrowth’s discretion any time prior to maturity subject to syndicate approval.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	21

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. This facility was utilized by borrowings of $31 million and $5.7 million in outstanding letters of credit. This facility appears on the Balance Sheet as a current liability in Bank indebtedness.

Together, these two facilities provide Pengrowth with approximately $776 million of available credit capacity at September 30, 2011, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at September 30, 2011. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

During the nine months ended September 30, 2011, 3.2 million shares were issued for cash proceeds of $37.1 million under the DRIP compared to 1.5 million trust units for cash proceeds of $15.5 million for the same period last year.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

22	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, net income and dividends declared with the excess (shortfall) over dividends and Payout Ratio:

	Three months ended			Nine months ended
($ thousands, except per share amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Funds flow from operations	150,354	151,720	149,298	448,899	486,305
Net (loss) income	(462)	88,536	144,579	93,501	301,793
Dividends declared	69,198	68,859	65,254	206,659	187,466
Dividends declared per share	0.21	0.21	0.21	0.63	0.63
Excess of funds flow from operations less dividends declared	81,156	82,861	84,044	242,240	298,839
Per Share	0.25	0.25	0.28	0.74	1.02
(Shortfall) Surplus of net income (loss) less dividends declared	(69,660)	19,677	79,325	(113,158)	114,327
Per Share	(0.21)	0.06	0.27	(0.35)	0.39
Payout Ratio	46%	45%	44%	46%	39%

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of Funds Flow from Operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products. As such, Funds Flow from Operations is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

DIVIDENDS

The board of directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Cash dividends are generally paid to shareholders on the 15th or next business day of the month. Pengrowth paid $0.07 per share in each of the months January through September 2011, for an aggregate cash dividend of $0.63 per share.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	23

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011, 2010 and 2009.

2011	Q1	Q2	Q3
Oil and gas sales ($000’s)	341,159	355,438	366,298
Net income (loss) ($000’s)	5,427	88,536	(462)
Net income (loss) per share ($)	0.02	0.27	–
Net income (loss) per share - diluted ($)	0.02	0.27	–
Funds flow from operations ($000’s)	146,825	151,720	150,354
Dividends declared ($000’s)	68,602	68,859	69,198
Dividends declared per share ($)	0.21	0.21	0.21
Daily production (boe)	73,634	70,958	74,568
Total production (Mboe)	6,627	6,457	6,860
Average realized price ($ per boe)	51.15	54.41	52.68
Operating netback ($ per boe)	27.64	28.97	27.15

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s) (1)	360,174	339,827	319,669	342,983
Net income (loss) ($000’s)	139,037	18,177	144,579	(151,957)
Net income (loss) per share ($)	0.48	0.06	0.49	(0.47)
Net income (loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds flow from operations ($000’s)	161,458	175,549	149,298	139,941
Distributions declared ($000’s)	61,037	61,175	65,254	45,118 (2)
Distributions declared per unit ($)	0.21	0.21	0.21	0.14 (2)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe) (1)	52.79	49.17	47.39	49.34
Operating netback ($ per boe) (1)	28.24	27.75	26.64	25.02

2009 — Previous GAAP (3)	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	322,973	335,634	325,264	359,296
Net (loss) income ($000’s)	(54,232)	10,272	78,290	50,523
Net (loss) income per share ($)	(0.21)	0.04	0.30	0.18
Net (loss) income per share - diluted ($)	(0.21)	0.04	0.30	0.18
Funds flow from operations ($000’s) (4)	138,751	165,604	150,190	160,767
Distributions declared ($000’s)	77,212	77,526	72,235	60,880
Distributions declared per unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (Mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	26.63	24.71	26.28	23.87

(1)	Prior period restated to conform to presentation in the current period.

(2)	Reflects one month less of distribution declared as a result of the corporate conversion.

(3)	Pengrowth’s IFRS transition date was January 1, 2010. 2009 comparative information has not been restated.

(4)	Funds flow from operations is a non-GAAP measure under previous GAAP.

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled

24	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

maintenance shutdowns and restrictions due to flooding and forest fires, unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principle source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affecting the ability to pay dividends, spend capital and meet obligations.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•

Uncertainty in international financial markets concerning sovereign debt and debt ratings could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	25

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	Availability of specialized equipment and goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•

During periods of increased activity within the oil and gas sector, the cost of goods and services may increase, it may be more difficult to hire and retain staff and the cost for certain skills may increase.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for SAGD pilot projects, or SAGD commercial projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•

The performance and results of a Steam Assisted Gravity Drainage (“SAGD”) project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a SAGD project.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely affected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

26	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to September 30, 2011, Pengrowth has entered into fixed price commodity sales contracts for 2012 relating to crude oil for 6,000 bbl per day at $89.41 per bbl, and power for 10 MW at $72.00 per MW.

OUTLOOK

Pengrowth’s capital spending is expected to be $610 million with the majority of the spending directed to Pengrowth’s Swan Hills, Bodo and Lindbergh oil projects.

The 2011 annual average production is expected to be between 72,000 and 74,000 boe per day. Exit production for 2011 is expected to range between 75,500 and 76,500 boe per day.

Forecasted operating expenses for 2011 are expected to be in the range of $380 and $390 million or $14.45 per boe.

Total G&A costs for 2011 are expected to be $3.00 per boe. Included in Pengrowth’s 2011 G&A forecast, are non-cash G&A costs of approximately $0.49 per boe.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three and nine months ended September 30, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences.

•	Property, Plant & Equipment (PP&E)

•	Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, depletion is calculated on a unit of production method at a field or group of fields.

•

These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $25 million for the three months ended September 30, 2010 and $85 million for the nine months ended September 30, 2010.

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•	Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•

Pengrowth recorded no gain on divestitures in the three months ended September 30, 2010, a gain of approximately $11 million in the nine months ended September 30, 2010 and $18 million for the year ended December 31, 2010.

•	Under IFRS, the gain on equity investment was disclosed below the determination of operating income.

•	Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

•	As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31, 2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves. The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•	ARO

•	Discount Rate

•

Under previous GAAP, Pengrowth was required to use a credit adjusted discount rate in estimating the ARO which was 8.0 percent at the date of transition. Under IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

•

The effect of using a risk free discount rate of 4.0 percent resulted in an increase of $360 million to the ARO liability as at January 1, 2010 which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010 as a result of using a lower discount rate.

•

As of September 30, 2010 the inflation rate used to calculate the ARO liability was reduced from two percent to one and one half percent per annum based on historical price inflation. As a result, the ARO liability under IFRS was revised to $470 million as at September 30, 2010 as compared to $545 million as at June 30, 2010 and future expected cash flows were decreased to $1,708 million as at September 30, 2010 as compared to $2,120 million as at June 30, 2010.

•

Under previous GAAP, the reduction in the ARO inflation rate from two percent to one and one half percent per annum resulted in the ARO liability being revised to $283 million as at September 30, 2010 as compared to $292 million as at June 30, 2010.

•

As of September 30, 2011, the ARO discount rate was further revised to three percent to reflect changes to the underlying risk free long term debt yield. As a result, the ARO liability increased approximately $98 million as of September 30, 2011.

•	In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•	Deferred Income Taxes

•	Each of the adjustments discussed above resulted in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•	Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the Statement of (Loss) Income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

28	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of injectants for miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the Statement of Cash Flow.

•	Purchases of injectants are classified as a use of cash for investing activities under IFRS.

•

The Statement of Cash Flow includes a subtotal for Funds Flow from Operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation. Management believes that in addition to cash provided by operations, Funds Flow from Operations is a useful supplemental measure as it demonstrates the company’s ability to generate cash flow necessary to fund dividends and capital investments.

Pengrowth’s IFRS accounting policies are provided in Note 2 to the September 30, 2011 interim financial statements. In addition, Note 16 to the interim financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include January 1, 2010, September 30, 2010 and December 31, 2010 Balance Sheets as well as Statements of Income and Statements of Cash Flow for the three and nine months ended September 30, 2010 and for the year ended December 31, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has Pengrowth made any decision as to early adoption.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, we do not anticipate any significant changes as a result of adopting IFRS 10.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is currently undertaking an examination of each of these joint arrangements and the impact of adoption of IFRS cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	29

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended September 30, 2011, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before September 30, 2011 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended September 30, 2011, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

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PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis